Exhibit 99.1

EXECUTION COPY

FIRST AMENDING AGREEMENT
RE: THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT made as of the 11th day of May, 2018.

BETWEEN:

THE BANK OF NOVA SCOTIA,

a Canadian chartered bank

(herein, in its capacity as administrative agent of the Lenders, called the “Agent”)

— and —

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
BANK OF MONTREAL,
THE TORONTO-DOMINION BANK,
NATIONAL BANK OF CANADA,
HSBC BANK CANADA,
THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH
BANK OF AMERICA, N.A., CANADA BRANCH,
MORGAN STANLEY BANK, N.A.,
FEDERATION DES CAISSES DESJARDINS DU QUEBEC AND
WELLS FARGO BANK, NATIONAL ASSOCIATION

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

— and —

FORTIS INC.,

a corporation existing under the laws of the Province of Newfoundland and Labrador

(herein called the “Borrower”)

WHEREAS, pursuant to a third amended and restated credit agreement made as of July 31, 2017 among the Borrower, the Agent and the Lenders (the “Credit Agreement”), the Lenders have established a certain credit facility in favour of the Borrower;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1                                                                               Capitalized Terms

                                                                                                All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1                                                                               General Rule

                                                                                                Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                                                                               Defined Terms

                                                                                                Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to “July 30, 2022” in the definition of “Maturity Date” and substituting “July 30, 2023” therefor.

2.3                                                                               General Interest Rules

                                                                                                Section 7.3(a) of the Credit Agreement is hereby amended by adding the following language to the end thereof:

“The Borrower confirms that it fully understands and is able to calculate the rates of interest and fees applicable to advances based on the methodology for calculating per annum rates provided for in this Agreement.  The Agent agrees that if requested in writing by the Borrower it will calculate the nominal and effective per annum rate of interest or fees on any advance outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Agent or any Lender.  To the extent permitted by law, the Borrower hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to any Loan Document, that the interest or fees payable under any Loan Document and the calculation thereof has not been adequately disclosed to the Borrower, whether pursuant to section 4 of the Interest Act (Canada) or any other applicable law or legal principle.”.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties

                                                                                                To induce the Lenders and the Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement are true and correct on the date hereof as if made of the date hereof and that, as of the date hereof, no Material Adverse Change has occurred since December 31, 2017.  This representation and warranty is given solely as of the date of this agreement and the provisions of Section 12.1(c) of the Credit Agreement do not apply to the representations and warranties in this Section 3.1.

ARTICLE 4
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

4.1                                                                               Conditions Precedent

                                                                                                This agreement shall not become effective until the following conditions precedent are fulfilled:

(a)                            the Borrower shall have paid to the Administrative Agent, on behalf of each Lender, the extension fee referred to in Section 5.1; and

(b)                            this agreement shall be executed and delivered by the Borrower, the Administrative Agent and the Lenders.

ARTICLE 5
MISCELLANEOUS

5.1                                                                               Extension Fee

                                                                                                On the execution and delivery of this agreement, the Borrower shall pay to each Lender an extension fee equal to its respective Individual Commitment multiplied by 0.05% (5.0 basis points) for an aggregate extension fee of $650,000.  Each such payment is non-refundable and fully-earned upon execution of this agreement.

5.2                                                                               Future References to the Credit Agreement

                                                                                                On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

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5.3                                                                               Governing Law

                                                                                                This agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

5.4                                                                               Enurement

                                                                                                This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5                                                                               Conflict

                                                                                                If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.6                                                                               Further Assurances

                                                                                                The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.7                                                                               Counterparts

                                                                                                This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

FORTIS INC.

By:	/s/ Karen Gosse
	Name:	Karen Gosse
	Title:	Vice-President Treasury & Planning

By:	/s/ Regan O’Dea
	Name:	Regan O’Dea
	Title:	Vice President, General Counsel

THE BANK OF NOVA SCOTIA as Agent

By:	/s/ Clement Yu
	Name:	Clement Yu
	Title:	Director

By:	/s/ Venita Ramjattan
	Name:	Venita Ramjattan
	Title:	Analyst

First Amending Agreement

THE BANK OF NOVA SCOTIA as Lender

By:	/s/ Randall S. Hartlen
	Name:	Randall S. Hartlen
	Title:	Managing Director

By:	/s/ Annette M. d’Eon
	Name:	Annette M. d’Eon
	Title:	Associate Director

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Peter Mastromarini
	Name:	Peter Mastromarini
	Title:	Managing Director & Head

By:	/s/ Giovanni Strazzullo
	Name:	Giovanni Strazzullo
	Title:	Executive Director

ROYAL BANK OF CANADA

By:	/s/ Timothy P. Murray
	Name:	Timothy P. Murray
	Title:	Authorized Signatory

First Amending Agreement

BANK OF MONTREAL

By:	/s/ Steven Patchet
	Name:	Steven Patchet
	Title:	Vice President

THE TORONTO-DOMINION BANK

By:	/s/ Hassan Abbas
	Name:	Hassan Abbas
	Title:	Vice President

By:	/s/ Matthew Hendel
	Name:	Matthew Hendel
	Title:	Managing Director

NATIONAL BANK OF CANADA

By:	/s/ Gil Herritt
	Name:	Gil Herritt
	Title:	Vice-President

By:	/s/ David Torrey
	Name:	David Torrey
	Title:	Managing Director

First Amending Agreement

HSBC BANK CANADA

By:	/s/ Ted Bertola
	Name:	Ted Bertola
	Title:	Associate, Global Banking

By:	/s/ Casey Coates
	Name:	Casey Coates
	Title:	Managing Director, Global Banking

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH

By:	/s/ Michael Quinn
	Name:	Michael Quinn
	Title:	Director

BANK OF AMERICA, N.A., CANADA BRANCH

By:	/s/ Marc Ahlers
	Name:	Marc Ahlers
	Title:	Director

First Amending Agreement

MORGAN STANLEY BANK, N.A.

By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

By:	/s/ Michel Voyer
	Name:	Michel Voyer
	Title:	Director, Corporate Banking

By:	/s/ Mathieu Talbot
	Name:	Mathieu Talbot
	Title:	Managing Director and Head of Corporate Banking

WELLS FARGO BANK, N.A., CANADIAN BRANCH

By:	/s/ David Wright
	Name:	David Wright
	Title:	Director

First Amending Agreement